AVVAA WORLD HEALTH CARE PRODUCTS, INC.

BOX 459, 1710 SHUSWAP AVE.

LUMBY, BC, CANADA V0E 2G0

(250) 379-2727

December 16, 2005

U.S. Securities & Exchange Commission

Office of Small Business

450 Fifth Street NW

Washington, D.C. 20549

Re:	AVVAA World Health Care Products, Inc.
File No. 333-124667

Dear Sir/Madam:

Request is hereby made for the acceleration of the effective date of our Registration Statement on Form SB-2, File No. 333-124667, to 4:00 P.M. Eastern Standard Time on December 20, 2005, or as soon as practicable thereafter.

We are also aware that:

•                  Should the Commission or the staff, acting pursuant to a delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  The action of the Commission or the staff, acting pursuant to a delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•                  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the Untied States.

Very truly yours,

AVVAA WORLD HEALTH CARE PRODUCTS, INC.

/s/ Jack Farley______________

JACK FARLEY

President